                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            S. K. Wellman Retirement Savings and Profit Sharing Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

S. K. Wellman Retirement Savings and Profit Sharing Plan
December 31, 2002 and 2001 and Year Ended December 31, 2002 with Report of Independent Auditors

            S. K. Wellman Retirement Savings and Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

                                TABLE OF CONTENTS

Report of Independent Auditors ..................................................................       1

Audited Financial Statements

Statements of Net Assets Available for Benefits..................................................       2
Statement of Changes in Net Assets Available for Benefits........................................       3
Notes to Financial Statements....................................................................       4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).....................................      8

                         Report of Independent Auditors

Plan Administrator
S. K. Wellman Retirement Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the S.K. Wellman Retirement Savings and Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                             /s/ Ernst & Young LLP

Cleveland, Ohio
June 13, 2003

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                                                                  DECEMBER 31
                                                                          2002                  2001
                                                                      ------------          ------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                                           $  2,897,594          $  4,696,779
   Hawk Corporation common stock                                            26,273                23,353
Guaranteed Income Fund, at contract value                                2,057,228             1,637,495
                                                                      ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS                                     $  4,981,095          $  6,357,627
                                                                      ============          ============

See notes to financial statements.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2002

Additions:
   Interest income                                                                     $      78,020
   Contributions:
     Employer                                                                                  6,691
     Employee                                                                                231,436
                                                                                       -------------
                                                                                             238,127
                                                                                       -------------
Total additions                                                                              316,147

Deductions:
   Benefit payments                                                                          450,927
   Fees and expenses                                                                             906
                                                                                       -------------
Total deductions                                                                             451,833

Net realized and unrealized depreciation
   in fair value of investments                                                           (1,021,956)

Net transfers to Friction Products Co. Profit Sharing Plan                                  (218,890)
                                                                                       -------------
Net decrease                                                                              (1,376,532)

Net assets available for benefits at beginning of year                                     6,357,627
                                                                                       -------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                       $   4,981,095
                                                                                       =============

See notes to financial statements.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

A.       DESCRIPTION OF THE PLAN

The following description of the S. K. Wellman Retirement Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all non-union employees of the
S. K. Wellman Corporation (the Company and Plan Sponsor) who have at least 30 days of service. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor matches participant contributions at the rate of 10% of the first 6% of the employee's contribution. The Plan also allows for discretionary contributions by the Plan Sponsor. The Plan Sponsor did not make a discretionary contribution for the 2002 Plan year. Forfeitures are used to reduce the amount of matching or discretionary contributions by the Plan Sponsor. The balance of forfeited nonvested accounts was $0 and $4,797 as of December 31, 2002 and 2001, respectively. Plan Sponsor contributions for the year ended December 31, 2002 are net of $7,372 in forfeitures.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

A.       DESCRIPTION OF THE PLAN--CONTINUED

VESTING AND DISTRIBUTION

Participants are immediately vested in their contributions and in the Plan Sponsor's matching contributions. Participants become vested in their allocated share of any discretionary contributions at the rate of 33-1/3% after two years of service and 33-1/3% per year thereafter, reaching 100% at the completion of four years of service. Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA or the Trustee). A participant may direct Plan Sponsor and employee contributions in any of several investment options, including the Hawk Corporation common stock.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

TRANSFERS

Net transfers to the Friction Products Co. Profit Sharing Plan represent account balances of participants who had a change in employment status between the Company and Friction Products Co., another Hawk Corporation subsidiary.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

B.       SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value, as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.       INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                                    NET REALIZED
                                                                   AND UNREALIZED
                                                                    DEPRECIATION
                                                                    IN FAIR VALUE
                                                                   OF INVESTMENTS
                                                                   --------------
Pooled separate accounts                                            $  1,009,633
Hawk Corporation common stock                                             12,323
                                                                    ------------

                                                                    $  1,021,956
                                                                    ============

            S. K. Wellman Retirement Savings and Profit Sharing Plan

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                            December 31
                                                                      2002               2001
                                                                 -------------       ------------
        Guaranteed Income Fund                                   $   2,057,228       $  1,637,495
        S&P 500 Index Fund                                             731,027          1,314,686
        Janus Worldwide Fund                                           422,158            582,911
        White Oak Growth Stock Fund                                    419,671            782,183
        CIGNA Lifetime 40 Fund                                         322,089            719,913
        Janus Fund                                                                        673,416

D.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.       INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                    Employer Identification Number: 34-1804995
                                 Plan Number: 003

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2002

               Identity of Issue, Borrower,                                  Current
    Lessor, or Similar Party/Description of Investment                        Value
---------------------------------------------------------                  ------------
* Connecticut General Life Insurance Company:
   Guaranteed Income Fund                                                  $  2,057,228
   CIGNA Lifetime 20 Fund                                                        19,927
   CIGNA Lifetime 30 Fund                                                        80,541
   CIGNA Lifetime 40 Fund                                                       322,089
   CIGNA Lifetime 50 Fund                                                       197,714
   CIGNA Lifetime 60 Fund                                                       135,895
   S&P 500 Index Fund                                                           731,027
   Janus Fund                                                                   210,266
   Janus Worldwide Fund                                                         422,158
   White Oak Growth Stock Fund                                                  419,671
   Hawk Corporation common stock                                                 26,273
   Large Cap Value/John A. Levin & Co. Fund                                      25,233
   Mid Cap Value/Wellington Management                                           21,635
   Mid Cap Growth/Artisan Partners                                               45,996
   Small Cap Value/Berger Fund                                                   58,460
   Small Cap Growth/TimesSquare Fund                                             23,203
   State Street Global Advisors Intermediate Bond Account                       183,779
                                                                           ------------
                                                                           $  4,981,095
                                                                           ============

*        Indicates party-in-interest to the Plan.

                               INDEX TO EXHIBITS

23*    Consent of Ernst & Young LLP
99.1*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002
99.2*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        S. K. Wellman Retirement Savings and Profit Sharing Plan



Date: June 25, 2003

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator